Exhibit 99.5

James Hardie Industries plc

Consolidated Financial Statements

as of and for the Year Ended 31 March 2017

James Hardie Industries plc

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

James Hardie Industries plc

We have audited the accompanying consolidated balance sheets of James Hardie Industries plc as of 31 March 2017 and 2016, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ deficit, and cash flows for each of the three years in the period ended 31 March 2017. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of James Hardie Industries plc at 31 March 2017 and 2016, and the consolidated results of its operations and its cash flows for each of the three years in the period ended 31 March 2017, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Irvine, California

18 May 2017

James Hardie Industries plc

Consolidated Balance Sheets

	(Millions of US dollars)
	31 March 2017	31 March 2016

Assets
Current assets:
Cash and cash equivalents	$78.9	$107.1
Restricted cash and cash equivalents	5.0	5.0
Restricted cash and cash equivalents - Asbestos	108.9	17.0
Accounts and other receivables, net of provision for doubtful trade debts of US$0.9 million and US$1.1 million as of 31 March 2017 and 31 March 2016	199.5	173.3
Inventories	202.9	193.0
Prepaid expenses and other current assets	28.3	18.1
Insurance receivable - Asbestos	5.7	16.7
Workers’ compensation - Asbestos	2.9	4.1

Total current assets	632.1	534.3
Property, plant and equipment, net	879.0	867.0
Insurance receivable - Asbestos	58.1	149.0
Workers’ compensation - Asbestos	40.4	46.8
Deferred income taxes	26.9	25.9
Deferred income taxes - Asbestos	356.6	384.9
Other assets	19.6	21.5

Total assets	$2,012.7	$2,029.4

Liabilities and Shareholders’ Deficit
Current liabilities:
Accounts payable and accrued liabilities	$173.5	$127.2
Short-term debt - Asbestos	52.4	50.7
Accrued payroll and employee benefits	60.5	63.0
Accrued product warranties	9.4	12.2
Income taxes payable	1.9	4.8
Asbestos liability	116.4	125.9
Workers’ compensation - Asbestos	2.9	4.1
Other liabilities	11.8	11.9

Total current liabilities	428.8	399.8
Long-term debt	564.5	501.8
Deferred income taxes	94.8	82.1
Accrued product warranties	37.2	33.1
Asbestos liability	1,043.3	1,176.3
Workers’ compensation - Asbestos	40.4	46.8
Other liabilities	15.9	14.7

Total liabilities	2,224.9	2,254.6

Commitments and contingencies (Note 13)
Shareholders’ deficit:
Common stock, Euro 0.59 par value, 2.0 billion shares authorized; 440,843,275 shares issued and outstanding at 31 March 2017 and 445,579,351 shares issued and outstanding at 31 March 2016	229.1	231.4
Additional paid-in capital	173.8	164.4
Accumulated deficit	(612.9)	(621.8)
Accumulated other comprehensive (loss) income	(2.2)	0.8

Total shareholders’ deficit	(212.2)	(225.2)

Total liabilities and shareholders’ deficit	$2,012.7	$2,029.4

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc

Consolidated Statements of Operations and Comprehensive Income

	Years Ended 31 March
(Millions of US dollars, except per share data)	2017	2016	2015

Net sales	$1,921.6	$1,728.2	$1,656.9
Cost of goods sold	(1,246.9)	(1,096.0)	(1,078.1)

Gross profit	674.7	632.2	578.8

Selling, general and administrative expenses	(291.6)	(254.2)	(245.5)
Research and development expenses	(30.3)	(29.5)	(31.7)
Asbestos adjustments	40.4	5.5	33.4

Operating income	393.2	354.0	335.0
Interest expense, net of capitalized interest	(28.5)	(26.6)	(9.8)
Interest income	1.0	1.0	2.3
Other income (expense)	1.3	2.1	(4.9)

Income before income taxes	367.0	330.5	322.6

Income tax expense	(90.5)	(86.1)	(31.3)

Net income	$276.5	$244.4	$291.3

Income per share:

Basic	$0.62	$0.55	$0.65
Diluted	$0.62	$0.55	$0.65

Weighted average common shares outstanding (Millions):

Basic	442.7	445.3	445.0
Diluted	443.9	447.2	446.4

Comprehensive income, net of tax:
Net income	$276.5	$244.4	$291.3
Pension and post-retirement benefit adjustments	-	0.3	-
Cash flow hedges	-	-	(0.6)
Currency translation adjustments	(3.0)	0.9	(32.9)

Comprehensive income	$273.5	$245.6	$257.8

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc

Consolidated Statements of Cash Flows

	Years Ended 31 March

(Millions of US dollars)	2017	2016	2015

Cash Flows From Operating Activities
Net income	$276.5	$244.4	$291.3
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	83.2	79.8	70.9
Deferred income taxes	26.0	(0.1)	(37.4)
Stock-based compensation	9.3	10.3	9.2
Asbestos adjustments	(40.4)	(5.5)	(33.4)
Excess tax benefits from share-based awards	(3.0)	(0.4)	(1.4)
Loss on disposal of property, plant and equipment, net	15.0	14.8	-
Changes in operating assets and liabilities:
Restricted cash and cash equivalents - Asbestos	0.9	100.3	107.8
Restricted short-term investments - Asbestos	-	-	0.2
Payment to AICF	(91.1)	(62.8)	(113.0)
Accounts and other receivables	(28.4)	(39.9)	(5.1)
Inventories	(9.7)	16.2	(38.5)
Prepaid expenses and other assets	(2.1)	(3.9)	9.2
Insurance receivable - Asbestos	93.3	17.2	29.1
Accounts payable and accrued liabilities	39.6	(16.9)	15.7
Asbestos liability	(92.0)	(114.9)	(136.7)
Other accrued liabilities	15.0	21.8	11.6

Net cash provided by operating activities	$292.1	$260.4	$179.5

Cash Flows From Investing Activities
Purchases of property, plant and equipment	$(101.9)	$(73.2)	$(276.2)
Proceeds from sale of property, plant and equipment	-	10.4	-
Capitalized interest	(2.0)	(3.2)	(1.7)
Acquisition of assets	(5.1)	(0.6)	-

Net cash used in investing activities	$(109.0)	$(66.6)	$(277.9)

Cash Flows From Financing Activities
Proceeds from credit facilities	$395.0	$528.0	$717.0
Repayments of credit facilities	(410.0)	(413.0)	(642.0)
Proceeds from senior unsecured notes	77.3	-	322.4
Debt issuance costs	(1.7)	(3.1)	(8.3)
Proceeds from issuance of shares	0.3	2.1	4.1
Excess tax benefits from share-based awards	3.0	0.4	1.4
Common stock repurchased and retired	(99.8)	(22.3)	(9.1)
Dividends paid	(176.8)	(246.5)	(390.1)

Net cash used in financing activities	$(212.7)	$(154.4)	$(4.6)

Effects of exchange rate changes on cash	$1.4	$0.7	$2.5

Net (decrease) increase in cash and cash equivalents	(28.2)	40.1	(100.5)
Cash and cash equivalents at beginning of period	107.1	67.0	167.5

Cash and cash equivalents at end of period	$78.9	$107.1	$67.0

Components of Cash and Cash Equivalents
Cash at bank	$75.0	$94.5	$60.0
Short-term deposits	3.9	12.6	7.0

Cash and cash equivalents at end of period	$78.9	$107.1	$67.0

Supplemental Disclosure of Cash Flow Activities
Cash paid during the year for interest	$26.2	$20.5	$4.6
Cash paid during the year for income taxes, net	$51.5	$57.8	$35.6

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc

Consolidated Statements of Changes in Shareholders’ Deficit

(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Treasury Stock	Accumulated Other Comprehensive Income (loss)	Total
Balances as of 31 March 2014	$230.6	$139.7	$(602.4)	$-	$33.1	$(199.0)

Net income	-	-	291.3	-	-	291.3
Other comprehensive loss	-	-	-	-	(33.5)	(33.5)
Stock-based compensation	0.6	8.6	-	-	-	9.2
Tax benefit from stock options exercised	-	1.4	-	-	-	1.4
Equity awards exercised	0.4	3.7	-	-	-	4.1
Dividends declared	-	-	(267.0)	-	-	(267.0)
Treasury stock purchased	-	-	-	(9.1)	-	(9.1)
Treasury stock retired	(0.4)	(0.2)	(8.5)	9.1	-	-

Balances as of 31 March 2015	$231.2	$153.2	$(586.6)	$-	$(0.4)	$(202.6)

Net income	-	-	244.4	-	-	244.4
Other comprehensive income	-	-	-	-	1.2	1.2
Stock-based compensation	0.8	9.5	-	-	-	10.3
Tax benefit from stock options exercised	-	0.4	-	-	-	0.4
Equity awards exercised	0.2	1.9	-	-	-	2.1
Dividends declared	-	-	(258.7)	-	-	(258.7)
Treasury stock purchased	-	-	-	(22.3)	-	(22.3)
Treasury stock retired	(0.8)	(0.6)	(20.9)	22.3	-	-

Balances as of 31 March 2016	$231.4	$164.4	$(621.8)	$-	$0.8	$(225.2)

Net income	-	-	276.5	-	-	276.5
Other comprehensive loss	-	-	-	-	(3.0)	(3.0)
Stock-based compensation	0.9	8.4	-	-	-	9.3
Tax benefit from stock options exercised	-	3.0	-	-	-	3.0
Equity awards exercised	-	0.3	-	-	-	0.3
Dividends declared	-	-	(173.3)	-	-	(173.3)
Treasury stock purchased	-	-	-	(99.8)	-	(99.8)
Treasury stock retired	(3.2)	(2.3)	(94.3)	99.8	-	-

Balances as of 31 March 2017	$229.1	$173.8	$(612.9)	$-	$(2.2)	$(212.2)

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc

Notes to Consolidated Financial Statements

1.  Background and Basis of Presentation

Nature of Operations

James Hardie Industries plc (“JHI plc”) manufactures and sells fiber cement building products for interior and exterior building construction applications, primarily in the United States, Canada, Australia, New Zealand, the Philippines and Europe.

Basis of Presentation

The consolidated financial statements represent the financial position, results of operations and cash flows of JHI plc and its wholly-owned subsidiaries and variable interest entity (“VIE”). Unless the context indicates otherwise, JHI plc and its direct and indirect wholly-owned subsidiaries and VIE (as of the time relevant to the applicable reference) are collectively referred to as “James Hardie”, the “James Hardie Group” or the “Company”. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The US dollar is used as the reporting currency.

Reporting Segments

During the first quarter of fiscal year 2017, the Company changed its reportable operating segments in conjunction with how information is evaluated by the Chief Operating Decision Maker (“CODM”) for the purpose of assessing segment performance and allocation of resources. The Company has revised its historical segment information at 31 March 2016 and for the years ended 31 March 2016 and 2015 to be consistent with the current reportable segment structure. The change in reportable segments had no effect on the Company’s financial position, results of operations or cash flows for the periods presented. See Note 17 for further details on segment reporting.

2.  Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements of the Company include the accounts of JHI plc, its wholly-owned subsidiaries and VIE. All intercompany balances and transactions have been eliminated in consolidation.

A VIE is an entity that is evaluated for consolidation using more than a simple analysis of voting control. The analysis is based on (i) what party has the power to direct the most significant activities of the VIE that impact its economic performance, and (ii) what party has rights to receive benefits or is obligated to absorb losses that are significant to the VIE. The analysis of the party that consolidates a VIE is a continual assessment.

In February 2007, the Company’s shareholders approved the Amended and Restated Final Funding Agreement (the “AFFA”), an agreement pursuant to which the Company provides long-term funding to Asbestos Injuries Compensation Fund (“AICF”), a special purpose fund that provides compensation for the Australian-related personal injuries for which certain former subsidiary companies of James Hardie in Australia (being Amaca Pty Ltd (“Amaca”), Amaba Pty Ltd (“Amaba”) and ABN 60 Pty Limited (“ABN 60”) (collectively, the “Former James Hardie Companies”)) are found liable. JHI plc owns 100% of James Hardie 117 Pty Ltd (the “Performing Subsidiary”), which, under the terms of the AFFA, has an obligation to make payments to AICF on an annual basis subject to the provisions of the AFFA. JHI plc guarantees the Performing Subsidiary’s obligation. Additionally, the Company appoints three AICF directors and the New South Wales (“NSW”) Government appoints two AICF directors.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

Although the Company has no ownership interest in AICF, for financial reporting purposes, the Company consolidates AICF which is a VIE as defined under US GAAP due to its pecuniary and contractual interests in AICF as a result of the funding arrangements outlined in the AFFA. The Company’s consolidation of AICF results in AICF’s assets and liabilities being recorded on its consolidated balance sheets and AICF’s income and expense transactions being recorded in the consolidated statements of operations and comprehensive income. These items are Australian dollar-denominated and are subject to remeasurement into US dollars at each reporting date.

For the fiscal years ended 31 March 2017 and 2016, the Company did not provide financial or other support to AICF that it was not previously contractually required to provide.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Foreign Currency Translation/ Remeasurement

All assets and liabilities are translated or remeasured into US dollars at current exchange rates while revenues and expenses are translated or remeasured at average exchange rates in effect for the period. The effects of foreign currency translation adjustments are included directly in other comprehensive income in shareholders’ deficit. Gains and losses arising from foreign currency transactions are recognized in income currently.

The Company has recorded on its balance sheet certain Australian assets and liabilities, including asbestos-related assets and liabilities under the terms of the AFFA, that are denominated in Australian dollars and subject to translation (Australian entities) or remeasurement (AICF entity) into US dollars at each reporting date. Unless otherwise noted, the Company converts Australian dollar denominated assets and liabilities into US dollars at the current spot rate at the end of the reporting period; while revenues and expenses are converted using an average exchange rate for the period.

Restricted Cash and Cash Equivalents

Restricted cash and cash equivalents generally relate to amounts subject to letters of credit with insurance companies, which restrict the cash from use for general corporate purposes.

Inventories

Inventories are valued at the lower of cost or net realizable value. Cost is generally determined under the first-in, first-out method, except that the cost of raw materials and supplies is determined using actual or average costs. Cost includes the costs of materials, labor and applied factory overhead. On a regular basis, the Company evaluates its inventory balances for excess quantities and obsolescence by analyzing demand, inventory on hand, sales levels and other information. Based on these evaluations, inventory costs are adjusted to net realizable value, if necessary.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Property, plant and equipment of businesses acquired are recorded at their estimated fair value at the date of acquisition. Depreciation of property, plant and equipment is computed using the straight-line method over the following estimated useful lives:

Years

Buildings	10 to 40
Buildings Improvements	3 to 25
Leasehold Improvements	5 to 40
Machinery and Equipment	1 to 30

Depreciation and Amortization

The Company records depreciation and amortization under both cost of goods sold and selling, general and administrative expenses, depending on the asset’s business use. All depreciation and amortization related to plant building, machinery and equipment is recorded in cost of goods sold.

Impairment of Long-Lived Assets

Long-lived assets, such as property, plant and equipment, are evaluated each quarter for events or changes in circumstances that indicate that an asset might be impaired because the carrying amount of the asset may not be recoverable. These include, without limitation, a significant adverse change in the extent or manner in which a long-lived asset or asset group is being used, a current period operating or cash flow loss combined with a history of operating or cash flow losses, a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group and/or a current expectation that it is more likely than not that a long lived asset or asset group will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

When such indicators of potential impairment are identified, recoverability is tested by grouping long-lived assets that are used together and represent the lowest level for which cash flows are identifiable and distinct from the cash flows of other long-lived assets, which is typically at the production line or plant facility level, depending on the type of long-lived asset subject to an impairment review.

Recoverability is measured by a comparison of the carrying amount of the asset group to the estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying amount exceeds the estimated undiscounted future cash flows, an impairment charge is recognized at the amount by which the carrying amount exceeds the estimated fair value of the asset group.

The methodology used to estimate the fair value of the asset group is based on a discounted cash flow analysis that considers the asset group’s highest and best use that would maximize the value of the asset group. In addition, the estimated fair value of an asset group also considers, to the extent practicable, a market participant’s expectations and assumptions in estimating the fair value of the asset group. If the estimated fair value of the asset group is less than the carrying value, an impairment loss is recognized at an amount equal to the excess of the carrying value over the estimated fair value of the asset group.

See Note 7 for additional information.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

Accrued Product Warranties

An accrual for estimated future warranty costs is recorded based on an analysis by the Company, which includes the historical relationship of warranty costs to installed product at an estimated remediation cost per standard foot. Based on this analysis and other factors, the adequacy of the Company’s warranty provisions is adjusted as necessary.

Debt

The Company’s debt consists of senior unsecured notes and a revolving credit facility. The senior unsecured notes are recorded at cost net of the original issue discount. The related original issue discount and the borrowing costs are amortized over the term of the borrowing using the effective interest method. The revolving credit facility is recorded at cost. The related borrowing costs are amortized over the term of the borrowing using the effective interest method. Debt is presented as current if the liability is due to be settled within 12 months after the balance sheet date. Readers are referred to the discussion later in this footnote under Fair Value Measurements and Note 12 for the Company’s fair value considerations.

In addition, the Company consolidates AICF which has a loan facility. Readers are referred to the discussion later in this footnote under Asbestos-related Accounting Policies.

Revenue Recognition

The Company recognizes revenue when the risks and obligations of ownership have been transferred to the customer, which generally occurs at the time of delivery to the customer. The Company records estimated reductions in sales for customer rebates and discounts including volume, promotional, cash and other discounts. Rebates and discounts are recorded based on management’s best estimate when products are sold. The estimates are based on historical experience for similar programs and products. Management reviews these rebates and discounts on an ongoing basis and the related accruals are adjusted, if necessary, as additional information becomes available.

A portion of the Company’s revenue is made through distributors under a Vendor Managed Inventory agreement whereby revenue is recognized upon the transfer of title and risk of loss to the distributors.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Under this method, deferred income taxes are recognized by applying enacted statutory rates applicable to future years to differences between the tax bases and financial reporting amounts of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that all or some portion of deferred tax assets will not be realized. Interest and penalties related to uncertain tax positions are recognized in Income tax expense on the consolidated statements of operations and comprehensive income.

Financial Instruments

The Company calculates the fair value of financial instruments and includes this additional information in the notes to the consolidated financial statements. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

Periodically, interest rate swaps, commodity swaps and forward exchange contracts are used to manage market risks and reduce exposure resulting from fluctuations in interest rates, commodity prices and foreign currency exchange rates. Changes in the fair value that are not designated as hedges are recorded in earnings within Other income (expense) at each measurement date. The Company does not use derivatives for trading purposes. Readers are referred to Note 12 for discussion on financial instruments.

Fair Value Measurements

Assets and liabilities of the Company that are carried or disclosed, at fair value are classified in one of the following three categories:

Level 1	Quoted market prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date;

Level 2	Observable market-based inputs or unobservable inputs that are corroborated by market data for the asset or liability at the measurement date;

Level 3	Unobservable inputs that are not corroborated by market data used when there is minimal market activity for the asset or liability at the measurement date.

Fair value measurements of assets and liabilities are assigned a level within the fair value hierarchy based on the lowest level of any input that is significant to the fair value measurement in its entirety.

The carrying amounts of Cash and Cash Equivalents, Restricted cash and cash equivalents, Trade receivables, Trade payables and Revolving Credit Facility approximates their respective fair values due to the short-term nature of these instruments.

Stock-based Compensation

Stock-based compensation expense represents the estimated fair value of equity-based and liability-classified awards granted to employees, adjusted for estimated forfeitures, and recognized as an expense over the vesting period. Stock-based compensation expense is included in the line item Selling, general and administrative expenses on the consolidated statements of operations and comprehensive income.

Equity awards with vesting based solely on a service condition are typically subject to graded vesting, in that the awards vest 25% after the first year, 25% after the second year and 50% after the third year. For equity awards subject to graded vesting, the Company has elected to use the accelerated recognition method. Accordingly, each vesting tranche is valued separately, and the recognition of stock-based compensation expense is more heavily weighted earlier in the vesting period. Stock-based compensation expense for equity awards that are subject to performance or market vesting conditions are typically recognized ratably over the vesting period. The Company issues new shares to award recipients upon exercise of stock options or when the vesting condition for restricted stock units (“RSU’s”) has been satisfied.

For RSU’s subject to a service vesting condition, the fair value is equal to the market value of the Company’s common stock on the date of grant, adjusted for the fair value of estimated dividends as the restricted stock holder is not entitled to dividends over the vesting period. For RSU’s subject to a scorecard performance vesting condition, the fair value is adjusted for changes in JHI plc’s common stock price at each balance sheet date until the end of the performance period. For RSU’s subject to a market vesting condition, the fair value is estimated using a Monte Carlo Simulation.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

Compensation expense recognized for liability-classified awards are based on the fair market value of JHI plc’s common stock on the date of grant and recorded as a liability. The liability is adjusted for subsequent changes in JHI plc’s common stock price at each balance sheet date.

Earnings Per Share

The Company discloses basic and diluted earnings per share (“EPS”). Basic EPS is calculated using net income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the Treasury Method that would have been outstanding if the dilutive potential common shares, such as stock options and RSU’s, had been issued.

Basic and dilutive common shares outstanding used in determining net income per share are as follows:

	Years Ended 31 March
(Millions of shares)	2017	2016	2015

Basic common shares outstanding	442.7	445.3	445.0
Dilutive effect of stock awards	1.2	1.9	1.4

Diluted common shares outstanding	443.9	447.2	446.4

(US dollars)	2017	2016	2015

Net income per share - basic	0.62	0.55	0.65
Net income per share - diluted	0.62	0.55	0.65

Potential common shares of 1.8 million, 1.3 million and 1.7 million for the years ended 31 March 2017, 2016 and 2015, respectively, have been excluded from the calculation of diluted common shares outstanding because the effect of their inclusion would be anti-dilutive.

Unless they are anti-dilutive, RSU’s which vest solely based on continued employment are considered to be outstanding as of their issuance date for purposes of computing diluted EPS and are included in the calculation of diluted EPS using the Treasury Method. Once these RSU’s vest, they are included in the basic EPS calculation on a weighted-average basis.

RSU’s which vest based on performance or market conditions are considered contingent shares. At each reporting date prior to the end of the contingency period, the Company determines the number of contingently issuable shares to include in the diluted EPS calculation, as the number of shares that would be issuable under the terms of the RSU arrangement, if the end of the reporting period were the end of the contingency period. Once these RSU’s vest, they are included in the basic EPS calculation on a weighted-average basis.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

Asbestos-related Accounting Policies

Asbestos Liability

The amount of the asbestos liability has been recognized by reference to (but not exclusively based upon) the most recent actuarial estimate of projected future cash flows as calculated by KPMG Actuarial Pty Ltd (“KPMGA”), who are engaged and appointed by AICF under the terms of the AFFA. Based on their assumptions, KPMGA arrived at a range of possible total future cash flows and calculated a central estimate, which is intended to reflect a probability-weighted expected outcome of those actuarially estimated future cash flows projected by KPMGA to occur through 2077.

The Company recognizes the asbestos liability in the consolidated financial statements by reference to (but not exclusively based upon) the undiscounted and uninflated central estimate. The Company considered discounting when determining the best estimate under US GAAP. The Company has recognized the asbestos liability by reference to (but not exclusively based upon) the central estimate as undiscounted on the basis that the timing and amounts of such cash flows are not fixed or readily determinable. The Company considered inflation when determining the best estimate under US GAAP. It is the Company’s view that there are material uncertainties in estimating an appropriate rate of inflation over the extended period of the AFFA. The Company views the undiscounted and uninflated central estimate as the best estimate under US GAAP.

Adjustments in the asbestos liability due to changes in the actuarial estimate of projected future cash flows and changes in the estimate of future operating costs of AICF are reflected in the consolidated statements of operations and comprehensive income during the period in which they occur. Claims paid by AICF and claims-handling costs incurred by AICF are treated as reductions in the accrued liability balances.

Insurance Receivable

The insurance receivable recorded by the Company has been recognized by reference to (but not exclusively based upon) the most recent actuarial estimate of recoveries expected from insurance policies and insurance companies with exposure to the asbestos claims, as calculated by KPMGA. The assessment of recoveries is based on the expected pattern of claims against such policies less an allowance for credit risk based on credit agency ratings. The insurance receivable generally includes these cash flows as undiscounted and uninflated, however, where the timing of recoveries has been agreed with the insurer, the receivables are recorded on a discounted basis. The Company records insurance receivables that are deemed probable of being realized.

Adjustments in the insurance receivable due to changes in the actuarial estimate, or changes in the Company’s assessment of recoverability are reflected in the consolidated statements of operations and comprehensive income during the period in which they occur. Insurance recoveries are treated as a reduction in the insurance receivable balance.

Workers’ Compensation

An estimate of the liability related to workers’ compensation claims is prepared by KPMGA as part of the annual actuarial assessment. This estimate contains two components, amounts that will be met by a workers’ compensation scheme or policy, and amounts that will be met by the Former James Hardie Companies.

The estimated liability is included as part of the asbestos liability and adjustments to the estimate are reflected in the consolidated statements of operations and comprehensive income during the period in which they occur. Amounts that are expected to be paid by the workers’ compensation schemes or policies are recorded as workers’ compensation receivable.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

Adjustments to the workers’ compensation liability result in an equal adjustment in the workers’ compensation receivable recorded by the Company and have no effect on the consolidated statements of operations and comprehensive income.

Restricted Cash and Cash Equivalents

Cash and cash equivalents of AICF are reflected as restricted assets, as the use of these assets is restricted to the settlement of asbestos claims and payment of the operating costs of AICF. Since cash and cash equivalents are highly liquid, the Company classifies these amounts as a current asset on the consolidated balance sheets.

Short-Term Debt

AICF has access to a secured loan facility (the “AICF Loan Facility”) made available by the NSW Government, which can be used by AICF to fund the payment of asbestos claims and certain operating and legal costs of AICF and Former James Hardie Companies (together, the “Obligors”).

Interest accrues daily on amounts outstanding, is calculated based on a 365-day year and is payable monthly. AICF may, at its discretion, elect to accrue interest payable on amounts outstanding under the AICF Loan Facility on the date interest becomes due and payable.

Deferred Income Taxes

The Performing Subsidiary is able to claim a tax deduction for its contributions to AICF over a five-year period commencing in the year the contribution is incurred. Consequently, a deferred tax asset has been recognized equivalent to the anticipated tax benefit over the life of the AFFA.

Adjustments are made to the deferred income tax asset as adjustments to the asbestos-related assets and liabilities are recorded.

Asbestos Adjustments

The Asbestos adjustments reflected in the consolidated statements of operations and comprehensive income reflect the net change in the actuarial estimate of the asbestos liability and insurance receivables and change in the estimate of AICF claims handling costs. Additionally, as the asbestos-related assets and liabilities are denominated in Australian dollars, the reported values of these asbestos-related assets and liabilities in the Company’s consolidated balance sheets in US dollars are subject to adjustment depending on the closing exchange rate between the two currencies at the balance sheet dates, the effect of which is also included in Asbestos adjustments in the consolidated statements of operations and comprehensive income.

Asbestos Impact on Statement of Cash Flows

Asbestos Adjustments

The Asbestos adjustments, as recorded on the consolidated statements of operations and comprehensive income (as described above) is presented as a reconciling item from net income to cash flows from operating activities in the consolidated statements of cash flows.

Operating assets and liabilities related to Asbestos

Movements in the operating assets and liabilities related to asbestos (asbestos liability, insurance receivable, restricted cash and cash equivalents, restricted short-term investments) recorded on the balance sheets are reflected in the cash flow from operating activities section of the consolidated statements of cash flows as a change in operating assets and liabilities.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

Payment to AICF

Payments made to AICF by the Performing Subsidiary under the terms of the AFFA are reflected in the consolidated statements of cash flows as a change in operating assets and liabilities.

AICF Loan Facility

Any drawings, repayments, or payments of accrued interest under the AICF Loan Facility, made by AICF, are offset against movement in restricted cash in the cash flow from operating activities section of the consolidated statements of cash flows.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, which provides guidance requiring companies to recognize revenue depicting the transfer of goods or services to customers in amounts that reflect the payment to which a company expects to be entitled in exchange for those goods or services. ASU No. 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU No. 2014-09 is effective for annual reporting periods beginning after 15 December 2017, and interim periods within those years, with early adoption permitted for annual reporting periods beginning after 15 December 2016. Companies may use either a full retrospective or a modified retrospective approach to adopt ASU No. 2014-09. The Company will adopt ASU 2014-09 (and related clarifying guidance issued by the FASB) starting with the fiscal year beginning 1 April 2018. The Company has begun its process for implementing this guidance, including performing a preliminary review of all revenue streams to identify any differences in the timing, measurement or presentation of revenue recognition. The Company will continue to assess the method of adoption and the overall impact the adoption will have on the consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15, which defines management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and to provide related footnote disclosures. The amendments in ASU No. 2014-15 are effective for fiscal years and interim periods within those years, ending after 15 December 2016, with early adoption permitted. The Company adopted ASU No. 2014-15 in the current fiscal year; which had no impact to its consolidated financial statements.

In April 2015, the FASB issued ASU No. 2015-03, which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The amendments in ASU No. 2015-03 were effective for fiscal years and interim periods within those years, beginning after 15 December 2015, with early adoption permitted. The new guidance shall be applied on a retrospective basis, wherein the balance sheet of each individual period presented should be adjusted to reflect the period-specific effects of applying the new guidance. The Company adopted ASU 2015-03 starting with the fiscal year beginning 1 April 2016. The balances at 31 March 2016 of US$1.6 million and US$9.4 million were reclassified from Prepaid expenses and other current assets and Other assets, respectively, and are now included as an offset to Long-term debt in accordance with ASU No. 2015-03.

In July 2015, the FASB issued ASU No. 2015-11, which requires inventory to be measured at the lower of cost or net realizable value. The amendments in ASU No. 2015-11 are effective for fiscal years and interim periods within those years, beginning after 15 December 2016, with early adoption permitted. The new guidance shall be applied on a prospective basis. The Company adopted ASU No. 2015-11 in the current fiscal year; which had no impact to its consolidated financial statements.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

In February 2016, the FASB issued ASU No. 2016-02, which provides guidance on the amount, timing, and uncertainty of cash flows arising from leases. The standard requires lessees to recognize lease assets and lease liabilities on the balance sheet and requires expanded disclosures about leasing arrangements. Lessor accounting will remain largely unchanged from current guidance, however ASU 2016-02 will provide improvements that are intended to align lessor accounting with the lessee model and with updated revenue recognition guidance. The amendments in ASU No. 2016-02 are effective for fiscal years and interim periods within those years, beginning after 15 December 2018, with early adoption permitted. The Company is currently evaluating the impact of the new guidance on its financial statements.

In March 2016, the FASB issued ASU No. 2016-09, which provides guidance to simplify several aspects of the accounting for share-based payment transactions including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendments in ASU No. 2016-09 were effective for fiscal years and interim periods within those years, beginning after 15 December 2016, with early adoption permitted. An entity that elects early adoption must adopt all of the amendments in the same period. Amendments related to the timing of when excess tax benefits are recognized, minimum statutory withholding requirements, forfeitures, and intrinsic value shall be applied on a modified retrospective basis, wherein the beginning retained earnings in the period in which the guidance is adopted should include a cumulative-effect adjustment to reflect the effects of applying the new guidance. Amendments related to the presentation of employee taxes paid on the statements of cash flows shall be applied retrospectively. Amendments requiring recognition of excess tax benefits and tax deficiencies in the consolidated statements of operations and comprehensive income and the practical expedient for estimating term shall be applied prospectively. An entity may elect to apply the amendments related to the presentation of excess tax benefits on the statements of cash flows using either a prospective transition method or a retrospective transition method. The Company will adopt ASU No. 2016-19 starting with the fiscal year beginning 1 April 2017. Upon adoption, the Company will recognize forfeitures as they occur and will apply the change in classification of cash flows resulting from excess tax benefits or deficiencies on a prospective basis. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, which provides clarification regarding how certain cash receipts and cash payments are presented and classified in the consolidated statements of cash flows. Among the types of cash flows addressed are payments for costs related to debt prepayments or extinguishments, payments representing accreted interest on discounted debt, payments of contingent consideration after a business combination, proceeds from insurance claims and company-owned life insurance, and distributions from equity method investees, among others. The amendments in ASU No. 2016-15 are effective for fiscal years and interim periods within those years, beginning after 15 December 2017, with early adoption permitted. The Company early adopted ASU No. 2016-15 in the current fiscal year which had no impact to its consolidated financial statements.

In October 2016, the FASB issued ASU No. 2016-16, which requires entities to recognize the income tax consequences of intra-entity transfers of assets other than inventory when the transfer occurs. The amendments in ASU No. 2016-16 are effective for fiscal years and interim periods within those years, beginning after 15 December 2017, with early adoption permitted. The amendments in ASU No. 2016-16 shall be applied on a modified retrospective basis, wherein the beginning retained earnings in the period in which the guidance is adopted should include a cumulative-effect adjustment to reflect the effects of applying the new guidance. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

In November 2016, the FASB issued ASU No. 2016-18, which requires the statement of cash flows to explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The amendments in ASU No. 2016-18 are effective for fiscal years and interim periods within those years, beginning after 15 December 2017, with early adoption permitted. The amendments in ASU No. 2016-18 shall be applied on a retrospective basis for each period presented. The Company is currently evaluating the impact of the new guidance on its financial statements.

In January 2017, the FASB issued ASU No. 2017-01, which clarifies the definition of a business, to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of either assets or of businesses. The amendments in ASU No. 2017-01 are effective for fiscal years and interim periods within those years, beginning after 15 December 2017, on a prospective basis. Early application of the amendments in ASU No. 2017-01 is allowable for transactions in which the acquisition date, the date of the deconsolidation of a subsidiary or the date a group of assets is derecognized occurs before the report issuance date. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

3.  Cash and Cash Equivalents

Cash and cash equivalents include amounts on deposit in banks and cash invested temporarily in various highly liquid financial instruments with original maturities of three months or less when acquired.

4.  Restricted Cash and Cash Equivalents

Included in restricted cash and cash equivalents is US$5.0 million related to an insurance policy at 31 March 2017 and 2016, which restricts the cash from use for general corporate purposes.

5.  Accounts and Other Receivables

Accounts and other receivables consist of the following components:

	31 March

(Millions of US dollars)	2017	2016

Trade receivables	$194.5	$169.6
Other receivables and advances	5.9	4.8
Provision for doubtful trade debts	(0.9)	(1.1)

Total accounts and other receivables	$199.5	$173.3

The collectability of accounts receivable, consisting mainly of trade receivables, is reviewed on an ongoing basis. A provision for doubtful trade debts is provided for known and estimated bad debts by analyzing specific customer accounts and assessing the risk of uncollectability based on insolvency, disputes or other collection issues.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

The following are changes in the provision for doubtful trade debts:

		31 March

(Millions of US dollars)	2017	2016	2015

Balance at beginning of period	$1.1	$0.8	$1.0
Adjustment to provision	(0.1)	0.5	(0.1)
Write-offs, net of recoveries	(0.1)	(0.2)	(0.1)

Balance at end of period	$0.9	$1.1	$0.8

6.  Inventories

Inventories consist of the following components:

	31 March

(Millions of US dollars)	2017	2016

Finished goods	$146.7	$144.4
Work-in-process	6.5	5.7
Raw materials and supplies	57.5	50.7
Provision for obsolete finished goods and raw materials	(7.8)	(7.8)

Total inventories	$202.9	$193.0

As of 31 March 2017 and 2016, US$29.8 million and US$32.1 million, respectively, of the Company’s finished goods inventory balance was held at third-party locations.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

7.  Property, Plant and Equipment

Property, plant and equipment consist of the following components:

			Machinery	Construction
(Millions of US dollars)			and	in
Cost or valuation:	Land	Buildings	Equipment	Progress [1]	Total

At 31 March 2015	$70.2	$239.8	$974.6	$248.9	$1,533.5
Additions [2]	-	27.0	155.5	(103.9)	78.6
Disposals [3]	-	(0.7)	(65.8)	(1.5)	(68.0)
Exchange differences	(0.1)	(0.1)	(1.9)	-	(2.1)

At 31 March 2016	$70.1	$266.0	$1,062.4	$143.5	$1,542.0
Additions [2]	1.3	2.3	27.8	81.8	113.2
Transfers	1.9	23.1	112.3	(137.3)	-
Disposals [3]	-	(1.4)	(55.5)	(0.5)	(57.4)
Other [4]	-	(12.5)	-	6.4	(6.1)
Exchange differences	(0.4)	(0.8)	(2.4)	(0.1)	(3.7)
Adjustment [5]	(3.4)	67.8	31.1	(37.2)	58.3

At 31 March 2017	$69.5	$344.5	$1,175.7	$56.6	$1,646.3

Accumulated depreciation:

At 31 March 2015	$-	$(88.2)	$(565.2)	$-	$(653.4)

Charge for the year	-	(10.7)	(65.6)	-	(76.3)
Disposals [3]	-	0.5	51.1	-	51.6
Exchange differences	-	0.2	2.9	-	3.1

At 31 March 2016	$-	$(98.2)	$(576.8)	$-	$(675.0)
Charge for the year	-	(10.2)	(70.1)	-	(80.3)
Disposals [3]	-	1.3	41.1	-	42.4
Other [4]	-	1.6	-	-	1.6
Exchange differences	-	0.3	2.0	-	2.3
Adjustment [5]	-	(22.8)	(35.5)	-	(58.3)

At 31 March 2017	$-	$(128.0)	$(639.3)	$-	$(767.3)

Net book amount:
At 31 March 2016	$70.1	$167.8	$485.6	$143.5	$867.0
At 31 March 2017	$69.5	$216.5	$536.4	$56.6	$879.0

1	Construction in progress is presented net of assets transferred into service.

2	Additions include US$2.0 million and US$3.2 million of capitalized interest for the years ended 31 March 2017 and 2016, respectively.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

3

The US$15.0 million net book value of disposals in fiscal year 2017 includes US$13.1 million of usage of replacement parts and US$0.5 million of impairment charges on individual assets. The remaining net book value of disposals of US$1.4 million is related to the disposal of assets no longer in use, and do not represent a sale of assets.

4

Other includes the transfer of the Fontana building to Prepaid and other current assets on the consolidated balance sheet. The Fontana building met the held for sale criteria as of 31 March 2017 and has a net book value of US$4.5 million.

5

The adjustments correct immaterial errors identified by management during the current year in classification in prior periods whereby certain amounts were misclassified by asset category and certain fully depreciated items were excluded from the balances. The correction had no impact on the consolidated balance sheets, statements of operations and comprehensive income, and cash flows for any of the periods presented.

Depreciation expense for the years ended 31 March 2017, 2016 and 2015 was US$80.3 million, US$76.3 million and US$70.2 million, respectively.

Impairment of Long-Lived Assets

The Company performs an asset impairment review on a quarterly basis in connection with its assessment of production capabilities and the Company’s ability to meet market demand.

During the years ended 31 March 2017, 2016 and 2015, the Company recorded US$0.5 million, US$3.5 million and US$3.7 million of impairment charges related to individual assets which is included in Cost of goods sold on the consolidated statements of operations and comprehensive income.

8.  Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following components:

	31 March

(Millions of US dollars)	2017	2016

Trade creditors	$108.4	$77.2
Accrued Interest	4.8	6.3
Other creditors and accruals	60.3	43.7

Total accounts payable and accrued liabilities	$173.5	$127.2

9.  Long-Term Debt

At 31 March 2017, the Company had two forms of debt; a revolving credit facility and senior unsecured notes. The effective weighted average interest rate on the Company’s total debt was 4.8% and 4.5% at 31 March 2017 and 31 March 2016, respectively. The weighted average term of all debt, including undrawn facilities, was 4.7 years and 5.6 years at 31 March 2017 and 2016, respectively.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

Revolving Credit Facility

In December 2015, James Hardie International Finance Designated Activity Company (“JHIF”) and James Hardie Building Products Inc. (“JHBP”), each a wholly-owned subsidiary of JHI plc, entered into a new US$500.0 million revolving credit facility (the “Revolving Credit Facility”) with certain commercial banks and HSBC Bank USA, National Association, as administrative agent. The Revolving Credit Facility expires in December 2020 and the size of the facility may be increased by up to US$250.0 million.

Debt issuance costs in connection with the Revolving Credit Facility are recorded as an offset to Long-Term Debt in the Company’s consolidated balance sheet and are being amortized as interest expense using the effective interest method over the stated term of 5 years. At 31 March 2017 and 2016, the Company’s total debt issuance costs have an unamortized balance of US$3.1 million and US$3.9 million, respectively.

The amount drawn under the Revolving Credit Facility was US$175.0 million and US$190.0 million at 31 March 2017 and 2016, respectively.

The effective weighted average interest rate on the Company’s total outstanding Revolving Credit Facility was 2.5% and 2.0% at 31 March 2017 and 2016, respectively.

Borrowings under the Revolving Credit Facility bear interest at per annum rates equal to, at borrower’s option, either: (i) the London Interbank Offered Rate (“LIBOR”) plus an applicable margin for LIBOR loans; or (ii) a base rate plus an applicable margin for base rate loans. The base rate is calculated as the highest of (x) the rate that the administrative agent announces from time to time as its prime lending rate, as in effect from time to time, (y) 1/2 of 1% in excess of the overnight Federal Funds Rate, and (z) LIBOR for an interest period of one month plus 1.00%. The applicable margin is calculated based on a pricing grid that in each case is linked to our consolidated net leverage ratio. For LIBOR Loans, the applicable margin ranges from 1.25% to 2.00%, and for base rate loans it ranges from 0.25% to 1.00%. We also pay a commitment fee of between 0.20% and 0.35% on the actual daily amount of the unutilized revolving loans. The applicable commitment fee percentage is based on a pricing grid linked to the company’s consolidated net leverage ratio.

In the event that JHIF’s or James Hardie International Group Limited’s (“JHIGL”), as applicable, long-term senior unsecured non-credit enhanced rating from each of Standard & Poor’s Financial Group, a division of The McGraw Hill Companies (“S&P”), and Moody’s Investors Service, Inc. (“Moody’s”) is at least BBB- from S&P, and at least Baa3 from Moody’s, at JHIF’s election, for new borrowings under the Revolving Credit Facility, an alternate applicable rate may be applied with respect to the commitment fee of 0.25% per annum and an alternative margin may be applied with respect to: (a) LIBOR Loans, 1.50%; and (b) base rate loans, 0.50%.

The Revolving Credit Facility is guaranteed by each of JHIGL and James Hardie Technology Limited, each of which are wholly-owned subsidiaries of JHI plc.

The Revolving Credit Facility agreement contains certain covenants that, among other things, restrict JHIGL and its restricted subsidiaries’ ability to incur indebtedness and grant liens other than certain types of permitted indebtedness and permitted liens, make certain restricted payments, and undertake certain types of mergers or consolidations actions. In addition, the Company: (i) must not exceed a maximum ratio of net debt to earnings before interest, tax, depreciation and amortization, excluding all asbestos-related liabilities, assets, income, gains, losses and charges other than AICF payments, all AICF selling, general and administrative (“SG&A”) expenses, all Australian Securities and Investment Commission (“ASIC”)-related expenses, all recoveries and asset impairments, and all New Zealand product liability expenses and (ii) must meet or exceed a minimum ratio of earnings before interest, tax, depreciation and amortization to interest charges, excluding all income, expense and other profit and loss statement impacts of asbestos income, gains, losses and charges, all AICF SG&A expenses, all ASIC-related expenses, all recoveries and asset impairments, and all New Zealand product liability expenses. At 31 March 2017, the Company was in compliance with all covenants contained in the Revolving Credit Facility agreement.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

Senior Unsecured Notes

In February 2015, JHIF, a wholly-owned subsidiary of JHI plc, completed the sale of US$325.0 million aggregate principal amount of senior unsecured notes due 15 February 2023. Interest is payable semi-annually in arrears on 15 February and 15 August of each year, at a rate of 5.875%.

The senior notes were sold at an offering price of 99.213% of par value, an original issue discount of US$2.6 million. Debt issuance costs in connection with the offering are recorded as an offset to Long-Term Debt on the Company’s consolidated balance sheet. Both the discount and the debt issuance costs are being amortized as interest expense using the effective interest method over the stated term of 8 years. The discount has an unamortized balance of US$1.9 million and US$2.2 million at 31 March 2017 and 2016, respectively. The debt issuance costs have an unamortized balance of US$6.0 million and US$7.1 million at 31 March 2017 and 2016, respectively.

In July 2016, JHIF completed the re-offering and sale of an additional US$75.0 million aggregate principal amount of its 5.875% senior notes due 2023. The senior notes issued and sold pursuant to the re-offering constitute a further issuance of, and are consolidated with, the US$325.0 million aggregate principal amount of 5.875% senior notes issued in February 2015 and form a single series with the outstanding notes. The re-offered senior notes have the same terms (other than issue date and issue price) as those of the outstanding notes and were sold at an offering price of 103.0% of par value, plus accrued and unpaid interest from 15 February 2016 (as if the senior notes had been issued on such date). Following the completion of this re-offering, the aggregate principal amount of senior notes due in 2023 is US$400.0 million.

The re-offering was sold at an offering price of 103.0% of par value, a premium of US$2.3 million. Debt issuance costs in connection with the re-offering are recorded as an offset to Long-Term Debt on the Company’s consolidated balance sheet. Both the premium and the debt issuance costs are being amortized as interest expense using the effective interest method over 6.6 years, the term of the US$75.0 million re-offering. The premium has an unamortized balance of US$2.0 million at 31 March 2017. The debt issuance costs have an unamortized balance of US$1.5 million at 31 March 2017.

The senior notes are guaranteed by JHIGL, James Hardie Technology Limited and JHBP, each of which are wholly-owned subsidiaries of JHI plc.

The senior notes and guarantees are senior unsecured obligations of JHIF and guarantors and rank equal in right of payment with all of JHIF’s and the guarantors’ existing and future senior debt; rank senior in right of payment to all of JHIF’s and the guarantors’ existing and future subordinated debt; are structurally subordinated to all liabilities of the Company’s existing and future subsidiaries that do not guarantee the senior notes; and are effectively subordinated in right of payment to all of JHIF’s and the guarantors’ secured indebtedness to the extent of the value of the assets securing such indebtedness.

Before 15 February 2018, JHIF may redeem up to 35% of the aggregate principal amount of the senior notes with the net cash proceeds of certain equity offerings at a redemption price of 105.875% of the principal amount plus accrued and unpaid interest, if any, up to but excluding, the redemption date. JHIF may also redeem some or all of the senior notes before 15 February 2018 at a redemption price of 100% of the principal amount, plus accrued and unpaid interest, plus a make whole premium equal to the greater of: (i) 1.0% of the principal amount of such note; and (ii) the excess, if any, of (x) the present value of the sum of the principal amount and premium that would be payable on such note on 15 February 2018 and all remaining interest payments to and including 15 February 2018, discounted on a semi-annual basis from 15 February 2018 to the redemption date at a per annum interest rate equal to the applicable treasury rate plus 50 basis points, over (y) the outstanding principal amount of such note.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

On or after 15 February 2018, JHIF may redeem all or a part of the senior notes at any time or from time to time at the redemption prices (expressed as percentages of the principal amount) set forth in the following table plus accrued and unpaid interest, if any, to the applicable redemption date, if redeemed during the 12-month period beginning 15 February, of the years indicated:

Year	Percentage
2018	104.406%
2019	102.938%
2020	101.469%
2021 and thereafter	100.000%

In addition, if a change of control triggering event occurs with respect to the senior notes, as defined in the indenture, JHIF may be required to offer to repurchase the notes at a price equal to 101% of the principal amount of the senior notes, plus accrued and unpaid interest, if any, to, but not including, the date of the purchase.

The indenture governing the senior notes contains covenants that, among other things, limit the ability of the guarantors and their restricted subsidiaries to incur liens on assets, make certain restricted payments, engage in certain sale and leaseback transactions and merge or consolidate with or into other companies. These covenants are subject to certain exceptions and qualifications as described in the indenture. At 31 March 2017, the Company was in compliance with all of its requirements under the indenture related to the senior unsecured notes.

The Company’s senior unsecured notes have an estimated fair value of US$414.0 million and US$329.1 million at 31 March 2017 and 2016, respectively based on the trading price observed in the market at or near the balance sheet date and are categorized as Level 1 within the fair value hierarchy.

Global Exchange Market Listing

On 19 March 2015, the senior notes were admitted to listing on the Global Exchange Market (“GEM”) which is operated by the Irish Stock Exchange. On 11 August 2016, the US$75.0 million re-offered senior notes were admitted to listing on the GEM. The notes were consolidated and form a single series with the US$325.0 million 5.875% senior notes due 2023 issued on 10 February 2015. Interest paid on the senior notes quoted on the GEM is not subject to Irish withholding tax.

10.  Product Warranties

The Company offers various warranties on its products, including a 30-year limited warranty on certain of its fiber cement siding products in the United States. A typical warranty program requires the Company to replace defective products within a specified time period from the date of sale. It is possible that future warranty costs could differ from those estimates.

The following are the changes in the product warranty provision:

		31 March

(Millions of US dollars)	2017	2016	2015

Balance at beginning of period	$45.3	$35.2	$31.4
Accruals for product warranties	17.0	28.0	16.0
Settlements made in cash or in kind	(15.7)	(17.9)	(12.2)

Balance at end of period	$46.6	$45.3	$35.2

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

11.  Asbestos

The AFFA was approved by shareholders in February 2007 to provide long-term funding to AICF. For a discussion of the AFFA and the accounting policies utilized by the Company related to the AFFA and AICF, see Note 2.

Asbestos Adjustments

The Asbestos adjustments included in the consolidated statements of operations and comprehensive income comprise the following:

	Years Ended 31 March
(Millions of US dollars)	2017	2016	2015

Change in estimates:
Change in actuarial estimate - asbestos liability	$44.7	$2.4	$(129.0)
Change in actuarial estimate - insurance receivable	(8.2)	4.5	16.6
Change in estimate - AICF claims-handling costs	2.1	1.2	1.1

Subtotal - Change in estimates	38.6	8.1	(111.3)

Gain (loss) on foreign currency exchange	1.8	(2.6)	144.7

Total Asbestos Adjustments	$40.4	$5.5	$33.4

Actuarial Study; Claims Estimate

AICF commissioned an updated actuarial study of potential asbestos-related liabilities as of 31 March 2017. Based on KPMGA’s assumptions, KPMGA arrived at a range of possible total cash flows and calculated a central estimate, which is intended to reflect a probability-weighted expected outcome of those actuarially estimated future cash flows.

The following table sets forth the central estimates, net of insurance recoveries, calculated by KPMGA as of 31 March 2017:

	Year Ended 31 March 2017
(Millions of US and Australian dollars, respectively)	US$	A$

Central Estimate - Discounted and Inflated	1,330.1	1,740.1
Central Estimate - Undiscounted but Inflated	1,681.5	2,199.7
Central Estimate - Undiscounted and Uninflated	1,059.2	1,385.7

The asbestos liability has been revised to reflect the most recent undiscounted and uninflated actuarial estimate prepared by KPMGA as of 31 March 2017.

In estimating the potential financial exposure, KPMGA has made a number of assumptions, including, but not limited to, assumptions related to the total number of claims that are reasonably estimated to be asserted through 2077, the typical cost of settlement (which is sensitive to, among other factors, the industry in which a plaintiff claims exposure, the alleged disease type, the age of the claimant and the jurisdiction in which the action is brought), the legal costs incurred in the litigation of such claims, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims and the timing of settlements.

Due to inherent uncertainties in the legal and medical environment, the number and timing of future claim notifications and settlements, the recoverability of claims against insurance contracts, and estimates of future trends in average claim awards, as well as the extent to which the above named entities will contribute to the overall settlements, the actual liability could differ materially from that which is currently recorded.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

The potential range of costs as estimated by KPMGA is affected by a number of variables such as nil settlement rates, peak year of claims, past history of claims numbers, average settlement rates, past history of Australian asbestos-related medical injuries, current number of claims, average defense and plaintiff legal costs, base wage inflation and superimposed inflation. The potential range of losses disclosed includes both asserted and unasserted claims.

A sensitivity analysis performed by KPMGA to determine how the actuarial estimates would change if certain assumptions (i.e., the rate of inflation and superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different from the assumptions used to determine the central estimates. The sensitivity analysis performed in the actuarial report is specifically in regards to the discounted but inflated central estimate and the undiscounted but inflated central estimate. This analysis shows that the discounted (but inflated) central estimates could be in a range of A$1.3 billion (US$1.0 billion) to A$3.2 billion (US$2.5 billion). The undiscounted (but inflated) estimates could be in a range of A$1.6 billion (US$1.2 billion) to A$4.5 billion (US$3.4 billion) as of 31 March 2017. The actual cost of the liabilities could be outside of that range depending on the results of actual experience relative to the assumptions made.

During fiscal year 2017, mesothelioma claims reporting activity was below actuarial expectations for the second consecutive year. One of the more significant assumptions is the estimated peak period of mesothelioma disease claims, which is currently assumed to have occurred in the period 2014/2015 to 2016/2017. As the actual experience in fiscal year 2017 was favorable to expectations, no change to the assumed number of future mesothelioma claims is warranted at this time. However, potential variation in the estimated peak period of claims has an impact much greater than the other assumptions used to derive the discounted central estimate. In performing the sensitivity assessment of the estimated period of peak claims reporting for mesothelioma, if the peak claims reporting period was shifted two years from the currently assumed 2016/2017 (i.e. assuming that claim reporting begins to reduce after 2018/2019), together with increased claims reporting from 2026/2027 onwards, relative to current actuarial projections, the central estimate could increase by approximately 34% on a discounted basis.

At 31 March 2017, KPMGA has formed the view that, although there has been favorable claims reporting in fiscal year 2017, no change to the assumed number of future mesothelioma claims is warranted at this time. However, changes to the valuation assumptions may be necessary in future periods should mesothelioma claims reporting escalate or decline.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

Claims Data

The following table shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

		For the Years Ended 31 March
	2017	2016	2015	2014	2013

Number of open claims at beginning of period	426	494	466	462	592

Number of new claims	557	577	665	608	542

Number of closed claims	631	645	637	604	672

Number of open claims at end of period	352	426	494	466	462

Average settlement amount per settled claim	A$ 223,535	A$ 248,138	A$ 254,209	A$ 253,185	A$ 231,313

Average settlement amount per case closed	A$ 167,563	A$ 218,900	A$ 217,495	A$ 212,944	A$ 200,561

Average settlement amount per settled claim	US$ 168,300	US$ 182,763	US$ 222,619	US$ 236,268	US$ 238,615

Average settlement amount per case closed	US$ 126,158	US$ 161,229	US$ 190,468	US$ 198,716	US$ 206,892

Under the terms of the AFFA, the Company has rights of access to actuarial information produced for AICF by the actuary appointed by AICF, which is currently KPMGA. The Company’s disclosures with respect to claims statistics are subject to it obtaining such information, however, the AFFA does not provide the Company an express right to audit or otherwise require independent verification of such information or the methodologies to be adopted by the approved actuary. As such, the Company relies on the accuracy and completeness of the information provided by the AICF to the approved actuary and the resulting information and analysis of the approved actuary when making disclosures with respect to claims statistics.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

Asbestos-Related Assets and Liabilities

The Company has included on its consolidated balance sheets the asbestos-related assets and liabilities of AICF under the terms of the AFFA. These amounts are detailed in the table below, and the net total of these asbestos-related assets and liabilities is referred to by the Company as the “Net AFFA Liability.”

	31 March
(Millions of US dollars)	2017	2016

Asbestos liability – current	$(116.4)	$(125.9)
Asbestos liability – non-current	(1,043.3)	(1,176.3)

Asbestos liability - Total	(1,159.7)	(1,302.2)

Insurance receivable – current	5.7	16.7
Insurance receivable – non-current	58.1	149.0

Insurance receivable – Total	63.8	165.7

Workers’ compensation asset – current	2.9	4.1
Workers’ compensation asset – non-current	40.4	46.8
Workers’ compensation liability – current	(2.9)	(4.1)
Workers’ compensation liability – non-current	(40.4)	(46.8)

Workers’ compensation – Total	-	-

Loan facility	(52.4)	(50.7)
Other net liabilities	(1.6)	(1.0)
Restricted cash and cash equivalents of the AICF	108.9	17.0

Net Unfunded AFFA liability	$(1,041.0)	$(1,171.2)

Deferred income taxes – non-current	356.6	384.9

Income tax payable	16.8	19.6

Net Unfunded AFFA liability, net of tax	$(667.6)	$(766.7)

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

The following is a detailed rollforward of the Net Unfunded AFFA liability, net of tax, for the year ended 31 March 2017:

(Millions of US dollars)	Asbestos Liability	Insurance Receivables	Deferred Tax Assets	Other Loan Facilities	Restricted Cash and Investments	Other Assets and Liabilities[1]	Net Unfunded AFFA Liability, net of tax
Opening Balance - 31 March 2016	$ (1,302.2)	$165.7	$384.9	$(50.7)	$17.0	$18.6	$(766.7)
Asbestos claims paid	90.7	-	-	-	(90.7)	-	-
Payment received in accordance with AFFA[2]	-	-	-	-	91.1	-	91.1
AICF claims-handling costs incurred (paid)	1.2	-	-	-	(1.2)	-	-
AICF operating costs paid - non claims-handling	-	-	-	-	(1.5)	-	(1.5)
Change in actuarial estimate	44.7	(8.2)	-	-	-	-	36.5
Change in claims handling cost estimate	2.1	-	-	-	-	-	2.1
Impact on deferred income tax due to change in actuarial estimate	-	-	(11.5)	-	-	-	(11.5)
Insurance recoveries	-	(93.3)	-	-	93.3	-	-
Movement in income tax payable	-	-	(16.6)	-	-	(2.5)	(19.1)
Funds received from NSW under loan agreement	-	-	-	(77.0)	77.0	-	-
Funds repaid to NSW under loan agreement	-	-	-	74.3	(74.3)	-	-
Other movements	-	-	0.8	-	(0.6)	(1.4)	(1.2)
Effect of foreign exchange[3]	3.8	(0.4)	(1.0)	1.0	(1.2)	0.5	2.7
Closing Balance - 31 March 2017	$ (1,159.7)	$63.8	$356.6	$(52.4)	$108.9	$15.2	$(667.6)

[1]

Other assets and liabilities include an offset to income tax payable of US$16.8 million and US$19.6 million at 31 March 2017 and 2016, respectively. The remaining balance includes the other assets and liabilities of AICF, with a net liability of US$1.6 million and US$1.0 million at 31 March 2017 and 2016, respectively.

[2]

The payment received in accordance with AFFA of US$91.1 million reflects the US dollar equivalent of the A$120.7 million payment, translated at the exchange rate set five days before the day of payment.

[3]

For the year ended 31 March 2017, the Asbestos adjustments of US$40.4 million on the Company’s consolidated statements of operations and comprehensive income include the effect of foreign exchange above of US$2.7 million, which is partially offset by the loss on the foreign currency forward contract associated with the AICF payment of US$0.9 million.

AICF Funding

We anticipate that we will make a contribution of approximately US$102.2 million to AICF on 3 July 2017. This amount represents 35% of our free cash flow for fiscal year 2017, as defined by the AFFA.

On 1 July 2016, the Company made a payment of A$120.7 million (US$91.1 million) to AICF, representing 35% of its free cash flow for fiscal year 2016. For the 1 July 2016 payment, free cash flow, as defined in the AFFA, was equivalent to the Company’s fiscal year 2016 operating cash flows of US$260.4 million.

On 1 July 2015, the Company made a payment of A$81.1 million (US$62.8 million) to AICF, representing 35% of its free cash flow for fiscal year 2015. For the 1 July 2015 payment, free cash flow, as defined in the AFFA, was equivalent to the Company’s fiscal year 2015 operating cash flows of US$179.5 million.

On 1 July 2014, the Company made a payment of A$119.9 million (US$113.0 million) to AICF, representing 35% of its free cash flow for fiscal year 2014. For the 1 July 2014 payment, free cash flow, as defined in the AFFA, was equivalent to the Company’s fiscal year 2014 operating cash flows of US$322.8 million.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

AICF – NSW Government Secured Loan Facility

AICF may borrow, subject to certain conditions, up to an aggregate amount of A$320.0 million (US$244.6 million, based on the exchange rate at 31 March 2017). The AICF Loan Facility is available to be drawn for the payment of claims through 1 November 2030, at which point, all outstanding borrowings must be repaid. Borrowings made under the AICF Loan Facility are classified as current, as AICF intends to repay the debt within one year.

At 31 March 2017 and 2016, AICF had an outstanding balance under the AICF Loan Facility of US$52.4 million and US$50.7 million, respectively.

To the extent the NSW Government sources funding for the AICF Loan Facility from the Commonwealth of Australia (the “Commonweath”), the interest rate on the AICF Loan Facility is calculated by reference to the cost of NSW’s borrowings from the Commonwealth for that purpose, being calculated with reference to the Commonwealth Treasury fixed coupon bond rate for a period determined as appropriate by the Commonwealth.

To the extent that NSW’s source of funding is not from the Commonwealth, the interest rate on drawings under the AICF Loan Facility is calculated as (i) during the period to (but excluding) 1 May 2020, a yield percent per annum calculated at the time of the first drawdown of the AICF Loan Facility by reference to the NSW Treasury Corporation’s 6% 1/05/2020 Benchmark Bonds, (ii) during the period after 1 May 2020, a yield percent per annum calculated by reference to NSW Treasury Corporation bonds on issue at that time and maturing in 2030, or (iii) in any case, if the relevant bonds are not on issue, a yield percent per annum in respect of such other source of funding for the AICF Loan Facility determined by the NSW Government in good faith to be used to replace those bonds, including any guarantee fee payable to the Commonwealth in respect of the bonds (where the bonds are guaranteed by the Commonwealth) or other source of funding.

Under the AICF Loan Facility, the Former James Hardie Companies each guarantee the payment of amounts owed by AICF and AICF’s performance of its obligations under the AICF Loan Facility. Each Obligor has granted the NSW Government a security interest in certain property including cash accounts, proceeds from insurance claims, payments remitted by the Company to AICF and contractual rights under certain documents including the AFFA. Each Obligor may not deal with the secured property until all amounts outstanding under the AICF Loan Facility are paid, except as permitted under the terms of the security interest.

Under the terms of the AICF Loan Facility, each Obligor must, upon receipt of proceeds from insurance claims and payments remitted by the Company under the AFFA, apply all of such proceeds in repayment of amounts owing under the AICF Loan Facility. NSW may, at its sole discretion, waive or postpone (in such manner and for such period as it determines) the requirement for the Obligors to apply proceeds of insurance claims and payments remitted by the Company to repay amounts owed under the AICF Loan Facility to ensure AICF has sufficient liquidity to meet its future cash flow needs.

The Obligors are subject to certain operating covenants under the AICF Loan Facility and the terms of the security interest, including, without limitation, (i) positive covenants relating to providing corporate reporting documents, providing particular notifications and complying with the terms of the AFFA, and (ii) negative covenants restricting them from voiding, cancelling, settling, or adversely affecting existing insurance policies, disposing of assets and granting security to secure any other financial indebtedness, other than in accordance with the terms and conditions of the AICF Loan Facility.

Upon an event of default, NSW may cancel the commitment and declare all amounts outstanding as immediately due and payable. The events of default include, without limitation, failure to pay or repay amounts due in accordance with the AICF Loan Facility, breach of covenants, misrepresentation, cross default by an Obligor and an adverse judgment (other than a personal asbestos or Marlew claim) against an Obligor.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

12.  Derivative Instruments

Interest Rate Swaps

The fair value of interest rate swap contracts is calculated based on the fixed rate, notional principal, settlement date and present value of the future cash inflows and outflows based on the terms of the agreement and the future floating interest rates as determined by a future interest rate yield curve. The model used to value the interest rate swap contracts is based upon well recognized financial principles, and interest rate yield curves can be validated through readily observable data by external sources. Although readily observable data is used in the valuations, different valuation methodologies could have an effect on the estimated fair value. Accordingly, the interest rate swap contracts are categorized as Level 2.

For interest rate swap contracts, the Company has agreed to pay fixed interest rates while receiving a floating interest rate. At 31 March 2017 and 2016, the Company had interest rate swap contracts with total notional principal of US$100.0 million.

At 31 March 2017, the weighted average fixed interest rate of these contracts is 2.1% and the weighted average remaining life is 2.4 years. These contracts have a fair value of US$1.1 million and US$3.7 million at 31 March 2017 and 2016, respectively, which is included in Accounts payable. For the years ended 31 March 2017, 2016 and 2015, the Company included in Other income (expense) an unrealized gain of US$2.6 million, an unrealized loss of US$0.6 million and an unrealized loss of US$2.6 million, respectively, on interest rate swap contracts. Also included in Other income (expense) for the year ended 31 March 2017 was a realized loss on interest rate swap contracts of US$1.3 million. Included in Interest expense is a realized loss on interest rate swap contracts of US$1.9 million and US$1.3 million for the years ended 31 March 2016 and 2015, respectively.

Foreign Currency Forward Contracts

The Company’s foreign currency forward contracts are valued using models that maximize the use of market observable inputs including interest rate curves and both forward and spot prices for currencies and are categorized as Level 2 within the fair value hierarchy. At 31 March 2017, the Company did not have any forward currency forward contracts.

For the years ended 31 March 2017 and 2016, the forward contracts not designated as a cash flow hedging arrangement had an unrealized gain of nil and US$0.9 million, respectively.

The notional amount of interest rate swap contracts and foreign currency forward contracts represents the basis upon which payments are calculated and are reported on a net basis when a legal and enforceable right of set-off exists. The following table sets forth the total outstanding notional amount and the fair value of the Company’s derivative instruments held at 31 March 2017 and 2016.

			Fair Value as of
(Millions of US dollars)	Notional Amount		31 March 2017		31 March 2016
	31 March 2017	31 March 2016	Assets	Liabilities	Assets	Liabilities
Derivatives not accounted for as hedges
Interest rate swap contracts	$100.0	$100.0	$-	$1.1	$-	$3.7
Foreign currency forward contracts	-	0.4	-	-	-	-

Total	$100.0	$100.4	$-	$1.1	$-	$3.7

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

13.  Commitments and Contingencies

The Company is involved from time to time in various legal proceedings and administrative actions related to the normal conduct of its business, including general liability claims, putative class action lawsuits and litigation concerning its products.

Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows, except as they relate to asbestos and New Zealand product liability claims as described in these consolidated financial statements.

New Zealand Weathertightness Claims

Since fiscal year 2002, the Company’s New Zealand subsidiaries have been and continue to be joined in a number of weathertightness claims in New Zealand that relate to residential buildings (single dwellings and apartment complexes) and a small number of non-residential buildings, primarily constructed from 1998 to 2004. The claims often involve multiple parties and allege that losses were incurred due to excessive moisture penetration of the buildings’ structures. The claims typically include allegations of poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors.

The Company recognizes a liability for both asserted and unasserted New Zealand weathertightness claims in the period in which the loss becomes probable and estimable. The amount of reasonably possible loss is dependent on a number of factors including, without limitation, the specific facts and circumstances unique to each claim brought against the Company’s New Zealand subsidiaries, the existence of any co-defendants involved in defending the claim, the solvency of such co-defendants (including the ability of such co-defendants to remain solvent until the related claim is ultimately resolved), the availability of claimant compensation under a government compensation scheme, the amount of loss estimated to be allocable to the Company’s New Zealand subsidiaries and the extent to which the co-defendants and the Company’s New Zealand subsidiaries have access to third-party recoveries to cover a portion of the costs incurred in defending and resolving such actions. In addition to the above limitations, the total loss incurred is also dependent on the manner and extent to which statutory limitation periods will apply to any received claims.

Historically, the Company’s New Zealand subsidiaries have been joined to these claims as one of several co-defendants, including local government entities responsible for enforcing building codes and practices, resulting in the Company’s New Zealand subsidiaries becoming liable for only a portion of each claim. In addition, the Company’s New Zealand subsidiaries have had access to third-party recoveries to defray a portion of the costs incurred in resolving such claims. However, in 2015 the Company’s New Zealand subsidiaries were named as the sole defendants in four claims on behalf of multiple defendants, each of which allege that the subsidiaries’ products were inherently defective.

The Company has established a provision for asserted and unasserted New Zealand weathertightness claims within the current portion of Other liabilities, with a corresponding estimated receivable for third-party recoveries being recognized within Accounts and other receivables. At 31 March 2017 and 2016, the amount of the provision for New Zealand weathertightness claims, net of estimated third-party recoveries, was US$1.1 million and US$1.8 million, respectively.

The estimated loss for these matters, net of estimated third-party recoveries, incorporates assumptions that are subject to the foregoing uncertainties and are principally derived from, but not exclusively based on, historical claims experience together with facts and circumstances unique to each claim. If the nature and extent of the resolution of claims in future periods differ from the historical claims experience, then the actual amount of loss may be materially higher or lower than estimated losses accrued at 31 March 2017.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

Environmental and Legal

The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated.

Operating Leases

As the lessee, the Company principally enters into property, building and equipment leases. The following are future minimum lease payments for non-cancellable operating leases having a remaining term in excess of one year at 31 March 2017:

Years ending 31 March (Millions of US dollars):

2018	16.0
2019	13.0
2020	10.6
2021	7.2
2022	6.7
Thereafter	17.8

Total	$71.3

Rental expense amounted to US$18.4 million, US$16.9 million and US$16.7 million for the years ended 31 March 2017, 2016 and 2015, respectively.

Capital Commitments

Commitments for the acquisition of plant and equipment and other purchase obligations contracted for but not recognized as liabilities and generally payable within one year, were nil at 31 March 2017.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

14.  Income Taxes

Income tax expense includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Income tax expense consists of the following components:

	Years Ended 31 March
(Millions of US dollars)	2017	2016	2015

Income before income taxes:
Domestic	$172.2	$150.1	$145.5
Foreign	194.8	180.4	177.1

Income before income taxes:	$367.0	$330.5	$322.6

Income tax expense:
Current:
Domestic	$(15.2)	$(12.6)	$(11.9)
Foreign	(36.0)	(59.2)	(39.3)

Current income tax expense	(51.2)	(71.8)	(51.2)

Deferred:
Domestic	(4.0)	(5.6)	(3.7)
Foreign	(35.3)	(8.7)	23.6

Deferred income tax (expense) benefit	(39.3)	(14.3)	19.9

Total income tax expense	$(90.5)	$(86.1)	$(31.3)

Income tax expense computed at the statutory rates represents taxes on income applicable to all jurisdictions in which the Company conducts business, calculated at the statutory income tax rate in each jurisdiction multiplied by the pre-tax income attributable to that jurisdiction.

Income tax expense is reconciled to the tax at the statutory rates as follows:

	Years Ended 31 March
(Millions of US dollars)	2017	2016	2015

Income tax expense computed at the statutory tax rates	$(84.4)	$(79.1)	$(75.0)
US state income taxes, net of the federal benefit	(3.0)	(3.6)	(2.4)
Asbestos - effect of foreign exchange	0.8	(0.8)	48.3
Expenses not deductible	(2.5)	(2.0)	(3.4)
Non-assessable items	0.4	1.9	0.5
US manufacturing deduction	2.2	4.1	2.6
Foreign taxes on domestic income	(2.1)	(5.7)	(0.7)
Amortization of intangibles	2.8	2.9	2.8
Taxes on foreign income	(5.4)	(7.4)	(4.5)
Other items	0.7	3.6	0.5

Total income tax expense	$(90.5)	$(86.1)	$(31.3)

Effective tax rate	24.7%	26.1%	9.7%

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

Deferred tax balances consist of the following components:

	31 March
(Millions of US dollars)	2017	2016

Deferred tax assets:
Asbestos liability	$356.6	$384.9
Other provisions and accruals	52.8	49.0
Net operating loss carryforwards	24.2	24.2
Foreign tax credit carryforwards	107.5	112.4

Total deferred tax assets	541.1	570.5
Valuation allowance	(110.4)	(115.0)

Total deferred tax assets net of valuation allowance	430.7	455.5

Deferred tax liabilities:
Depreciable and amortizable assets	(130.0)	(117.4)
Other	(12.0)	(9.4)

Total deferred tax liabilities	(142.0)	(126.8)

Total deferred taxes, net	$288.7	$328.7

Deferred income taxes include European and Australian net operating loss carry-forwards. At 31 March 2017, the Company had European tax loss carry-forwards of approximately US$6.4 million and Australian tax loss carry-forwards of approximately US$17.8 million that are available to offset future taxable income in the respective jurisdiction. The Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The European tax loss carry-forwards relate to losses incurred in prior years during the establishment of the European business. At 31 March 2017, the Company had a valuation allowance against a portion of the European tax loss carry-forwards in respect of which realization is not more likely than not. During the year ended 31 March 2016, the Company reversed a valuation allowance of US$4.2 million for a portion of its European tax loss carry-forwards for which realization is now more likely than not. At 31 March 2017, the Company had European tax loss carry-forwards of approximately US$6.4 million that are available to offset future taxable income, of which US$3.5 million will never expire. Carry-forwards of US$2.9 million will expire in fiscal years 2018 through 2026.

The Australian tax loss carry-forwards primarily result from current and prior year tax deductions for contributions to AICF. James Hardie 117 Pty Limited, the performing subsidiary under the AFFA, is able to claim a tax deduction for its contributions to AICF over a five-year period commencing in the year the contribution is incurred. At 31 March 2017, the Company recognized a tax deduction of US$55.3 million (A$73.4 million) for the current year relating to total contributions to AICF of US$312.3 million (A$366.9 million) incurred in tax years 2013 through 2017.

At 31 March 2017, the Company had foreign tax credit carry-forwards of US$107.5 million that are available to offset future taxes payable. At 31 March 2017, the Company had a 100% valuation allowance against the foreign tax credit carry-forwards.

In determining the need for and the amount of a valuation allowance in respect of the Company’s asbestos related deferred tax asset, management reviewed the relevant empirical evidence, including the current and past core earnings of the Australian business and forecast earnings of the Australian business considering current trends. Although realization of the deferred tax asset will occur over the life of the AFFA, which extends beyond the forecast period for the Australian business, Australia provides an unlimited carry-forward period for tax losses. Based upon managements’ review, the Company believes that it is more likely than not that the Company will realize its asbestos related deferred tax asset and that no valuation allowance is necessary as of 31 March 2017. In the future, based on review of the empirical evidence by management at that time, if management determines that realization of its asbestos related deferred tax asset is not more likely than not, the Company may need to provide a valuation allowance to reduce the carrying value of the asbestos related deferred tax asset to its realizable value.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

Income taxes payable represents taxes currently payable which are computed at statutory income tax rates applicable to taxable income derived in each jurisdiction in which the Company conducts business.

At 31 March 2017, the Company had income taxes currently payable of US$1.9 million, after taking into account total income tax and withholding tax paid, net of refunds received, during the year ended 31 March 2017 of US$51.5 million. Income taxes were paid in Canada, Ireland, New Zealand, the Philippines and the United States. Withholding taxes were paid or refunded in Australia, Canada, New Zealand and the Philippines.

At 31 March 2017, the Company intends to indefinitely reinvest the undistributed earnings of approximately US$201.9 million of a certain subsidiary owned by its US subsidiary, and has not provided for taxes that would be payable upon remittance of those earnings. The amount of the potential deferred tax liability related to these undistributed earnings is impracticable to determine at this time.

Due to the size and nature of its business, the Company is subject to ongoing reviews by taxing jurisdictions on various tax matters. The Company accrues for tax contingencies based upon its best estimate of the taxes ultimately expected to be paid, which it updates over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If the Company ultimately determines that payment of these amounts is unnecessary, the Company reverses the liability and recognizes a tax benefit during the period in which the Company determines that the liability is no longer necessary. The Company records additional tax expense in the period in which it determines that the recorded tax liability is less than the ultimate assessment it expects.

The Company or its subsidiaries files income tax returns in various jurisdictions including Ireland, the United States, Australia, New Zealand, the Philippines and The Netherlands. The Company is no longer subject to US federal examinations by US Internal Revenue Service (“IRS”) for tax years prior to tax year 2014 and Australian federal examinations by the Australian Taxation Office (“ATO”) for tax years prior to tax year 2013.

Taxing authorities from various jurisdictions in which the Company operates are in the process of reviewing and auditing the Company’s respective jurisdictional tax returns for various ranges of years. The Company accrues tax liabilities in connection with ongoing audits and reviews based on knowledge of all relevant facts and circumstances, taking into account existing tax laws, its experience with previous audits and settlements, the status of current tax examinations and how the tax authorities view certain issues.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

Unrecognized Tax Benefits

A reconciliation of the beginning and ending amount of unrecognized tax benefits and interest and penalties are as follows:

(Millions of US Dollars)	Unrecognized tax benefits	Interest and Penalties
Balance at 31 March 2014	$0.5	$-

Additions for tax positions of the current year	4.2	0.1
Additions for tax positions of prior year	0.2	0.2

Balance at 31 March 2015	$4.9	$0.3

Additions for tax positions of the current year	0.2	-
Reductions in tax positions of prior year	(4.1)	(0.3)
Settlements paid during the current period	(0.3)	-

Balance at 31 March 2016	$0.7	$-

Additions for tax positions of the current year	0.1	-
Reductions in tax positions of prior year	(0.1)	-

Balance at 31 March 2017	$0.7	$-

At 31 March 2017, the total amount of unrecognized tax benefits and the total amount of interest and penalties accrued by the Company related to unrecognized tax benefits that, if recognized, would affect the tax expense is US$0.7 million and nil, respectively.

The Company recognizes penalties and interest accrued related to unrecognized tax benefits in income tax expense. During the years ended 31 March 2017, 2016 and 2015, income of nil, income of US$0.3 million and expense of US$0.3 million, respectively, relating to interest and penalties was recognized within income tax expense arising from movements in unrecognized tax benefits.

The liabilities associated with uncertain tax benefits are included in Other liabilities on the Company’s consolidated balance sheets.

A number of years may elapse before an uncertain tax position is audited or ultimately resolved. It is difficult to predict the ultimate outcome or the timing of resolution for uncertain tax positions. It is reasonably possible that the amount of unrecognized tax benefits could significantly increase or decrease within the next twelve months. These changes could result from the completion of ongoing examinations, the expiration of the statute of limitations, or other circumstances. At this time, an estimate of the range of the reasonably possible change cannot be made.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

15.  Stock-Based Compensation

Total stock-based compensation expense consists of the following:

	Years Ended 31 March
(Millions of US dollars)	2017	2016	2015

Liability Awards Expense	$5.4	$4.8	$3.3
Equity Awards Expense	9.3	10.3	9.2

Total stock-based compensation expense	$14.7	$15.1	$12.5

As of 31 March 2017, the unrecorded future stock-based compensation expense related to outstanding equity awards was US$15.0 million after estimated forfeitures and will be recognized over an estimated weighted average amortization period of 1.6 years.

2001 Equity Incentive Plan

Under the Company’s 2001 Equity Incentive Plan (the “2001 Plan”), the Company can grant equity awards in the form of nonqualified stock options, performance awards, restricted stock grants, stock appreciation rights, dividend equivalent rights, phantom stock or other stock-based benefits such as restricted stock units. The 2001 Plan was first approved by the Company’s shareholders in 2001 and was reapproved to continue until September 2021 at the 2011 annual general meeting. The Company is authorized to issue 45,077,100 shares under the 2001 Plan.

Under the 2001 Plan, grants have been made at fair market value to management and other employees of the Company. Each grant confers the right to subscribe for one ordinary share in the capital of JHI plc. The grants may be exercised as follows: 25% after the first year; 25% after the second year; and 50% after the third year. All unexercised grants expire 10 years from the date of issue or 90 days after the employee ceases to be employed by the Company.

As set out in the plan rules, the exercise prices and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions.

Under the 2001 Plan, the Company granted 315,636 and 327,354 restricted stock units to its employees in the years ended 31 March 2017 and 2016, respectively. These restricted stock units may not be sold, transferred, assigned, pledged or otherwise encumbered so long as such units remain restricted. The Company determines the conditions or restrictions of any restricted stock units, which include requirements of continued employment. At 31 March 2017, there were 619,581 restricted stock units outstanding under this plan.

Long-Term Incentive Plan 2006

At the 2006 Annual General Meeting, the Company’s shareholders approved the establishment of a Long-Term Incentive Plan 2006 (the “LTIP”) to provide incentives to certain members of senior management (“Executives”). The shareholders also approved, in accordance with certain LTIP rules, the issue of options in the Company to executives of the Company. At the Company’s 2008 Annual General Meeting, the shareholders amended the LTIP to also allow restricted stock units to be granted under the LTIP. The LTIP was re-approved by the Company’s shareholders with certain amendments at each of the 2008, 2012 and 2015 Annual General Meetings.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

As of 31 March 2017, the Company had granted 11,027,496 restricted stock units under the LTIP. These restricted stock units may not be sold, transferred, assigned, pledged or otherwise encumbered so long as such units remain restricted. The Company determines the conditions or restrictions of any restricted stock awards, which may include requirements of continued employment, individual performance or the Company’s financial performance or other criteria. Restricted stock units either vest or expire as set out in the grant documents or LTIP rules. At 31 March 2017, there were 2,720,664 restricted stock units outstanding under the LTIP.

The following table summarizes the Company’s shares available for grant as options, restricted stock units or other equity instruments under the LTIP and 2001 Plan at 31 March 2017, 2016 and 2015:

Shares Available for Grant
Balance at 31 March 2015	24,754,902

Granted	(1,410,560)
New Shares Authorized	5,000,000
Forfeitures Available for Re-grant	74,466

Balance at 31 March 2016	28,418,808

Granted	(1,179,994)

Balance at 31 March 2017	27,238,814

Stock Options

There were no stock options granted during the years ended 31 March 2017 and 2016. The following table summarizes the Company’s stock options activity during the noted period:

	Outstanding Options
	Number	Weighted Average Exercise Price (A$)
Balance at 31 March 2015	511,780	8.17

Exercised	(333,287)	8.54
Forfeited	(74,466)	7.85

Balance at 31 March 2016	104,027	7.22

Exercised	(55,131)	7.97

Balance at 31 March 2017	48,896	6.38

The total intrinsic value of stock options exercised was A$0.8 million and A$2.9 million for the years ended 31 March 2017 and 2016, respectively.

Windfall tax benefits realized in the United States from stock options exercised and included in cash flows from financing activities in the consolidated statements of cash flows were US$3.0 million, US$0.4 million and US$1.4 million for the years ended 31 March 2017, 2016 and 2015, respectively.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

The following table summarizes outstanding and exercisable options under both the 2001 Plan and the LTIP as of 31 March 2017:

Options Outstanding and Exercisable
		Weighted	Weighted
		Average	Average	Aggregate
Exercise		Remaining	Exercise	Intrinsic
Price (A$)	Number	Life (in Years)	Price (A$)	Value (A$)

6.38	48,896	0.7	6.38	693,834

The aggregate intrinsic value in the preceding table represents the total pre-tax intrinsic value based on stock options with an exercise price less than the Company’s closing stock price of A$20.57 as of 31 March 2017, which would have been received by the option holders had those option holders exercised their options as of that date.

Restricted Stock Units

The Company estimates the fair value of restricted stock units on the date of grant and recognizes this estimated fair value as compensation expense over the periods in which the restricted stock vests.

The following table summarizes the Company’s restricted stock unit activity during the noted period:

	Restricted Stock Units	Weighted Average Fair Value at Grant Date (A$)
Non-vested at 31 March 2015	4,008,001	8.44

Granted	1,410,560	14.95
Vested	(1,219,352)	7.28
Forfeited	(149,755)	9.92

Non-vested at 31 March 2016	4,049,454	11.00

Granted	1,179,994	18.54
Vested	(1,314,825)	8.60
Forfeited	(574,378)	9.10

Non-vested at 31 March 2017	3,340,245	14.80

Restricted Stock Units – service vesting

During fiscal year 2017, 315,636 restricted stock units (service vesting) were granted to employees under the 2001 Plan. During fiscal year 2016, 327,354 restricted stock units (service vesting) were granted to employees under the 2001 Plan. The fair value of each restricted stock unit (service vesting) is equal to the market value of the Company’s common stock on the date of the grant, adjusted for the fair value of estimated dividends as the restricted stock unit holder is not entitled to dividends over the vesting period.

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

During fiscal year 2017, 304,470 restricted stock units (service vesting) that were previously granted as part of the 2001 Plan became fully vested and the underlying common stock was issued. During fiscal year 2016, 228,481 restricted stock units (service vesting) that were previously granted as part of the 2001 Plan became fully vested and the underlying common stock was issued.

Restricted Stock Units – performance vesting

The Company granted 407,539 and 503,944 restricted stock units with a performance vesting condition under the LTIP to senior executives and managers of the Company on 16 September 2016 and 16 September 2015, respectively. The vesting of the restricted stock units is deferred for three years and is subject to a return on capital employed (“ROCE”) performance hurdle being met. The vesting of the restricted stock units is also subject to negative discretion by the Board. The Board’s discretion will reflect the Board’s judgment of the quality of the returns balanced against management’s delivery of market share growth and a scorecard of key qualitative and quantitative performance objectives. During fiscal year 2017, after exercise of negative discretion by the Board, 281,468 restricted stock units (performance vesting) that were granted on 16 September 2013 as part of the fiscal year 2014 long-term incentive award became fully vested and the underlying common stock was issued. The remaining 152,611 unvested restricted stock units from this grant were cancelled on 16 September 2016.

When the Board reviews the awards and determines whether any negative discretion should be applied at the vesting date, the award recipients may receive all, some, or none of their awards. The Board may only exercise negative discretion and may not enhance the maximum award that was originally granted to the award recipient.

The fair value of each restricted stock unit (performance vesting) is adjusted for changes in JHI plc’s common stock price at each balance sheet date until the performance conditions are applied at the vesting date.

Restricted Stock Units – market condition

Under the terms of the LTIP, the Company granted 456,819 and 579,262 restricted stock units (market condition) to senior executives and managers of the Company on 16 September 2016 and 16 September 2015, respectively. The vesting of these restricted stock units is subject to a market condition as outlined in the relevant notice of meeting.

The fair value of each of these restricted stock units (market condition) granted under the LTIP is estimated using a binomial lattice model that incorporates a Monte Carlo simulation (the “Monte Carlo” method). The following table includes the assumptions used for restricted stock grants (market condition) valued during the year ended 31 March 2017 and 2016, respectively:

Vesting Condition:	Market	Market
	FY17	FY16
Date of grant	16 Sep 2016	16 Sep 2015
Dividend yield (per annum)	2.3%	3.8%
Expected volatility	31.5%	36.8%
Risk free interest rate	1.1%	1.5%
Expected life in years	3.0	3.0
JHX stock price at grant date (A$)	20.82	17.76
Number of restricted stock units	456,819	579,262

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

During fiscal year 2017, 728,887 restricted stock units (market condition) that were previously granted became fully vested and the underlying common stock was issued. During fiscal year 2016, 659,725 restricted stock units (market condition) that were previously granted became fully vested and the underlying common stock was issued.

Scorecard LTI – cash settled units

Under the terms of the LTIP, the Company granted awards equivalent to 458,484 and 566,936 Scorecard LTI units on 16 September 2016 and 16 September 2015, respectively. These awards provide recipients a cash incentive based on an average 20 trading-day closing price of JHI plc’s common stock price and each executive’s scorecard rating. The vesting of awards is measured on individual performance conditions based on certain performance measures. Compensation expense recognized for awards are based on the fair market value of JHI plc’s common stock on the date of grant and recorded as a liability. The expense is recognized ratably over the vesting period and the liability is adjusted for subsequent changes in JHI plc’s common stock price at each balance sheet date.

On 16 September 2016, 316,841 of the 518,647 Scorecard LTI units that were previously granted on 16 September 2013 as part of the FY2014 long-term incentive award became fully vested and the balance lapsed as a result of the Board’s exercise of negative discretion. The cash amount paid to award recipients was based on an average 20 trading-day closing price of JHI plc’s common stock price.

On 14 September 2015, 288,552 of the 506,627 Scorecard LTI units that were previously granted on 14 September 2012 as part of the FY2013 long-term incentive award became fully vested and the balance lapsed as a result of the Board’s exercise of negative discretion. The cash amount paid to award recipients was based on an average 20 trading-day closing price of JHI plc’s common stock price.

16.  Capital Management and Dividends

The following table summarizes the dividends declared or paid during the fiscal years 2017, 2016 and 2015:

(Millions of US dollars)	US Cents/Security	US$ Millions Total Amount	Announcement Date	Record Date	Payment Date

FY 2017 first half dividend	0.10	46.6	17 November 2016	21 December 2016	24 February 2017

FY 2016 second half dividend	0.29	130.2	19 May 2016	9 June 2016	5 August 2016

FY 2016 first half dividend	0.09	39.7	19 November 2015	23 December 2015	26 February 2016

FY 2015 special dividend	0.22	92.8	21 May 2015	11 June 2015	7 August 2015

FY 2015 second half dividend	0.27	114.0	21 May 2015	11 June 2015	7 August 2015

FY 2015 first half dividend	0.08	34.2	19 November 2014	23 December 2014	27 February 2015

FY 2014 special dividend	0.20	89.0	22 May 2014	12 June 2014	8 August 2014

FY 2014 second half dividend	0.32	142.3	22 May 2014	12 June 2014	8 August 2014

125 year anniversary special dividend	0.28	124.6	28 February 2014	21 March 2014	30 May 2014

During the fiscal year 2017, the Company announced a share buyback program (the “fiscal 2017 program”) to acquire up to US$100.0 million of its issued capital in the twelve months through May 2017. Under this program, the Company repurchased and cancelled 6,090,133 shares of its common stock during the second quarter of fiscal year 2017. The aggregate cost of the shares repurchased and cancelled was A$131.4 million (US$99.8 million), at an average market price of A$21.58 (US$16.40).

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

Subsequent to 31 March 2017, the Company announced an ordinary dividend of US28.0 cents per security, with a record date of 8 June 2017 and a payment date of 4 August 2017.

17.  Operating Segment Information and Concentrations of Risk

During the first quarter of fiscal year 2017, the Company changed its reportable operating segments. Previously, the Company maintained three operating segments: (i) North America and Europe Fiber Cement; (ii) Asia Pacific Fiber Cement; and (iii) Research and Development. Beginning in the first quarter of fiscal year 2017, the Company replaced the North America and Europe Fiber Cement and Asia Pacific Fiber Cement segments with three new segments: (i) North America Fiber Cement; (ii) International Fiber Cement; and (iii) Other Businesses. There were no changes to the Research and Development segment. The Company has revised its historical segment information at 31 March 2016 and for the years ended 31 March 2016 and 31 March 2015 to be consistent with the current reportable segment structure. The change in reportable segments had no effect on the Company’s financial position, results of operations or cash flows for the periods presented.

The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by the CODM. The North America Fiber Cement segment manufactures fiber cement interior linings, exterior siding products and related accessories in the United States; these products are sold in the United States and Canada. The International Fiber Cement segment includes all fiber cement products manufactured in Australia, New Zealand and the Philippines, and sold in Australia, New Zealand, Asia, the Middle East (Israel, Kuwait, Qatar and United Arab Emirates) and various Pacific Islands. This segment also includes product manufactured in the United States that is sold in Europe. The Other Businesses segment includes certain non-fiber cement manufacturing and sales activities in North America, including fiberglass windows. The Research and Development segment represents the cost incurred by the research and development centers. General Corporate costs primarily consist of Asbestos adjustments, officer and employee compensation and related benefits, professional and legal fees, administrative costs and rental expense, net of rental income, on the Company’s corporate offices.

Operating Segments

The following is the Company’s operating segment information:

	Net Sales to Customers
	Years Ended 31 March
(Millions of US dollars)	2017	2016	2015

North America Fiber Cement	$1,493.4	$1,335.0	$1,224.7
International Fiber Cement	411.8	379.4	418.4
Other Businesses	16.4	13.8	13.8

Worldwide total	$1,921.6	$1,728.2	$1,656.9

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

	Income Before Income Taxes Years Ended 31 March
(Millions of US dollars)	2017	2016	2015

North America Fiber Cement [1]	$343.9	$352.2	$290.0
International Fiber Cement [1,6,7]	95.1	77.9	94.5
Other Businesses	(6.7)	(8.6)	(4.5)
Research and Development [1]	(25.5)	(23.9)	(26.0)

Segments total	406.8	397.6	354.0
General Corporate [2]	(13.6)	(43.6)	(19.0)

Total operating income	393.2	354.0	335.0
Net interest expense [3]	(27.5)	(25.6)	(7.5)
Other income (expense)	1.3	2.1	(4.9)

Worldwide total	$367.0	$330.5	$322.6

	Total Identifiable Assets 31 March
(Millions of US dollars)	2017	2016

North America Fiber Cement	$917.4	$889.7
International Fiber Cement	335.7	324.0
Other Businesses	28.4	27.7
Research and Development	12.3	13.6

Segments total	1,293.8	1,255.0
General Corporate [4,5]	718.9	774.4

Worldwide total	$2,012.7	$2,029.4

The following is the Company’s geographical information:

	Net Sales to Customers Years Ended 31 March
(Millions of US dollars)	2017	2016	2015

North America	$1,509.9	$1,348.8	$1,238.5
Australia	252.5	228.4	267.7
New Zealand	73.3	61.4	64.7
Other Countries	85.9	89.6	86.0

Worldwide total	$1,921.6	$1,728.2	$1,656.9

	Total Identifiable Assets 31 March
(Millions of US dollars)	2017	2016

North America	$953.1	$925.1
Australia	237.0	232.4
New Zealand	31.8	26.5
Other Countries	71.9	71.0

Segments total	1,293.8	1,255.0
General Corporate [4,5]	718.9	774.4

Worldwide total	$2,012.7	$2,029.4

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

[1]	Research and development expenditures are expensed as incurred and are summarized by segment in the following table:

	Years Ended 31 March
(Millions of US dollars)	2017	2016	2015

North America Fiber Cement	$6.2	$6.6	$6.1
International Fiber Cement	1.5	1.2	1.4
Research and Development [a]	22.6	21.7	24.2

	$30.3	$29.5	$31.7

a The Research and Development segment also included selling, general and administrative expenses of US$2.9 million, US$2.2 million and US$1.8 million in fiscal years 2017, 2016 and 2015, respectively.

[2]

The principal components of General Corporate costs are officer and employee compensation and related benefits, professional and legal fees, administrative costs, and rental expense on the Company’s corporate offices. Also included in General Corporate costs are the following:

	Years Ended 31 March
(Millions of US dollars)	2017	2016	2015

Asbestos adjustments	$40.4	$5.5	$33.4
AICF SG&A expenses	$(1.5)	$(1.7)	$(2.5)

[3]

The Company does not report net interest expense for each operating segment as operating segments are not held directly accountable for interest expense. Included in net interest expense is net AICF interest expense (income) of US$1.1 million, US$0.3 million and US$(1.4) million in fiscal years 2017, 2016 and 2015, respectively.

[4]

The Company does not report deferred tax assets and liabilities for each operating segment as operating segments are not held directly accountable for deferred income taxes. All deferred income taxes are included in General Corporate costs.

[5]	Asbestos-related assets at 31 March 2017 and 2016 are US$573.8 million and US$619.8 million, respectively, and are included in the General Corporate costs.

[6]	Included in the International Fiber Cement segment for the year ended 31 March 2016 was a gain on the sale of the Australian Pipes business of US$1.7 million.

[7]	Included in the International Fiber Cement segment are adjustments to the provision for New Zealand weathertightness claims.

	Years Ended 31 March
(Millions of US dollars)	2017	2016	2015

New Zealand weathertightness claims (expense)/ benefit	$-	$(0.5)	$4.3

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

Concentrations of Risk

The distribution channels for the Company’s fiber cement products are concentrated. If the Company were to lose one or more of its major customers, there can be no assurance that the Company will be able to find a replacement. Therefore, the loss of one or more customers could have a material adverse effect on the Company’s consolidated financial position, results of operations and cash flows.

We have one customer who contributes greater than 10% of our gross sales in each of the past three fiscal years.

This customer’s accounts receivable represented 9.1% and 8.1% of the Company’s accounts receivable at 31 March 2017 and 2016, respectively. The following is gross sales generated by this customer, which is from the North America Fiber Cement segment:

	Years Ended 31 March
(Millions of US dollars)	2017		2016		2015

		%		%		%
Customer A	$226.0	10.3%	$197.0	10.1%	$177.4	10.7%

Approximately 21%, 22% and 25% of the Company’s net sales in fiscal year 2017, 2016 and 2015, respectively, were from outside the United States. Consequently, changes in the value of foreign currencies could significantly affect the consolidated financial position, results of operations and cash flows of the Company’s non-US operations on translation into US dollars.

18.  Accumulated Other Comprehensive Income (Loss)

During the year ended 31 March 2017 there were no reclassifications out of Accumulated other comprehensive income (loss):

(Millions of US dollars)	Cash Flow Hedges	Foreign Currency Translation Adjustments	Total

Balance at 31 March 2016	$0.3	$0.5	$0.8
Other comprehensive loss	-	(3.0)	(3.0)

Balance at 31 March 2017	$0.3	$(2.5)	$(2.2)